Exhibit 99.1

Charles P. Pizzi President & CEO Tasty Baking Company
The merger with Flowers will create great value to our shareholders, opportunities for our employees and real benefits for our community.  This will provide cash value immediately to our shareholders, and we are looking forward to aligning ourselves with one of the finest food companies in America.

Allen L. Shiver President Flowers Foods, Inc.
On behalf of Flowers Foods we are really excited about the addition of Tastykake to the Flowers family of bakeries.  Tasty brings with it two very modern, very efficient bakeries, giving us much needed production capacity.  In addition, the iconic Tastykake brand has much power in the marketplace and as we look at our additional 4000 routes that we have, we plan to add the Tastykake brand to those routes over time.  The primary reason for the merger with Tastykake is to grow total top line sales.  So the opportunity with Tastykake on Flowers routes also using Tastykake customer relationships and access to markets, we will have the opportunity to expand with our Nature’s Own brand bread buns and rolls over the years ahead.  On behalf of Flowers Foods, we are tremendously excited about the merger with Tastykake.  Tastykake and their family of employees, the addition of that with Flowers Foods will be tremendous.

Charles Pizzi
We are very excited to be aligned and merged with a company that is recognized as one of the best food companies in the United States.  This will ensure that Tastykake will be made in Philadelphia, by Philadelphians through our terrific distribution system for our customers and consumers.  One other very important element, and it goes through the entire Flowers organization, is that the senior management team all started as route drivers.  They know what it is when they talk about service and talk about the development of their people.

Allen Shiver
Charlie, you are exactly right.  A case in point, my tenure with Flowers has been 33 years, starting as a route driver working your way up through the organization and this is really typical for most of our key management players in Flowers Foods.

Charles Pizzi	And that goes right to the Philadelphia tradition of starting at the bottom and working your way up to the top with a lot of hard work and dedication.
Allen Shiver	Charlie, Flowers Foods believes that you’ve got to be a good local citizen. Tastykake has set a wonderful example here in Philadelphia and we plan to build on that good example.

Charles Pizzi	And we’re very pleased to have you with us. Welcome to Philadelphia.
Allen Shiver	Charlie, on behalf of Flowers Foods, welcome to the Flowers family.
Charles Pizzi	Thank you very much.